Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	Monday, MARCH 25 2013

Performance Statistics

On-Time Experience for the Weekend (March 22-24)

AA	Fri	Sat	Sun	MTD	Target
D-0	58.6	36.9	48.8	59.5	64.9
A+14	83.8	47.6	72.5	80.4	79.9

Eagle

D-0	72.0	54.0	57.0	66.0	74.0
A+14 DOT	84.3	60.2	68.8	75.6	83.4

Every Bag Counts

AA	Sun	MTD*	DOT Standard
	3.25	2.64	2.85

*	DOT claims per 1000 customers

Announcements

» Incredible Incheon

Very soon, we’ll be flying directly South Korea’s innovative Incheon International Airport (ICN), known around the world for its unique attractions that capture the essence of Korean culture. The beautiful Incheon, pronounced “in-chon,” houses a gallery, cultural museum, six enormous outdoor gardens, observation decks and much more. Our new nonstop service from DFW to Seoul beginning on May 9 will give our customers greater access to one of the largest growing economies in the world. Operated as a part of American’s joint business agreement with Japan Airlines, the new service reinforces our commitment to expanding our network to the Asia. Share your comments about our new DFW-ICN route on new Jetnet.

» AMR Travel Club 2013 Dependent Scholarships

We are pleased to announce the AMR Travel Club 2013 Dependent Scholarships totaling $15,000 consisting of:

•	Four Merit Scholarships for dependents of AMR Employees/Retirees of $2,500 each

•	Two Leadership Scholarships for dependents of AMR Employees/Retirees of $2,500 each

•	Dependents must be high school students who are entering a four-year college or university in 2013

Download the scholarship form here. The deadline to return all applications and supporting documents is Monday, April 8, 2013.

AMR in the News

From the Dallas Morning News

American, US Airways Announce Integration Management Office

American and US Airways told employees Thursday they’ve named more people to the integration team that will be working on putting together the two airlines. In particular, they announced the “Integration Management Office,” which they called the “primary nerve center for integration.” Heading the IMO are Robert Isom, Chief Operating Officer for US Airways, and Beverly Goulet, American’s SVP and Chief Integration Officer, with support from US Airways Chief Financial Officer Derek Kerr and Denise Lynn, American’s Senior Vice President - People. They also named four other managers to the team, three of whom are from American. U.S. Bankruptcy Judge Sean Lane will consider approving the merger at a hearing this week, and the deal also awaits the conclusion of a Justice Department review. Airline officials have said they expect the merger to be finalized sometime in the third quarter.

oneworld News

From Cargonews Asia

JAL Turnaround Guru to Retire

Japan Airlines’ honorary chairman will retire from its board, ending the business entrepreneur’s three-year tenure during which he successfully turned around the carrier into one of the world’s healthiest airlines. “I accepted this job with no confidence, but I applied my best efforts” and in turn “the employees (worked hard) to rise up from this abyss called bankruptcy,” said Kazuo Inamori at a press conference in Tokyo. Inamori will leave at the start of the new fiscal year on April 1. He leaves JAL in firm financial standing. The carrier relisted its stock in a triumphant return last year, with its IPO ranking the second-largest behind Facebook. It was the first company ever to return to the main board of Tokyo’s stock exchange after going through Japan’s version of Chapter 11 bankruptcy.

Industry News

From Bloomberg.com

Delta Said to Study Order for $4.3 Billion in Widebodies

Delta is considering buying as many as 20 widebody jets from Airbus or Boeing with a list value of at least $4.3 billion, people familiar with the matter said. The order under study is for 10 to 20 Airbus A330s or Boeing 777s, said the people, who declined to be identified because the negotiations are private. Deliveries would start within a few years, one person said. Delta already has both plane types in its fleet. Purchasing the jets would bridge Delta’s widebody needs until the end of the decade, when Airbus’s more efficient A350 and Boeing’s 787-10 Dreamliner will have been in service for several years. Delta signaled earlier this month that it might consider new twin-aisle planes, when President Ed Bastian said at a JPMorgan Chase & Co. conference that the airline may find “opportunities in the marketplace selectively to add to our widebodies.”

Crude Oil and Jet Fuel

Closing Fuel Prices for Friday, March 22

Crude oil was $93.71 a barrel, up $1.26 from the previous day.

Jet fuel price was $120.83 a barrel, down $0.43.

Safety First - Tip of the Week

Good housekeeping is the first and the most important level of preventing falls due to trips. Practicing habits such as keeping walkways free from clutter and securing mats, rugs and carpets that do not lie flat can help keep you from making a trip to the emergency room.

JETWIRE is published by Communications. All editions are available on Jetnet.

Editor - Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.